Exhibit 4.3(b)

EXECUTION COPY

DEED OF AMENDMENT AND ACKNOWLEDGEMENT made on 4 February 2015

BETWEEN:

(1)                              THE PARTIES, being the undersigned (other than the Company); and

(2)                              IVS BULK PTE. LTD, a company incorporated in Singapore whose registered office is at 200 Cantonment Road, #03-01 Southpoint, Singapore 089763 (the Company).

RECITAL:

On 11 December 2013, the Parties and the Company entered into a shareholders’ agreement (the SHA) setting out the terms and conditions on which they agreed to regulate the management of the Company. The Parties and the Company now wish to amend the SHA on the terms of this Deed to further regulate the manner in which the Parties will provide funding to the Company, including the manner in which certain financing guarantees may be satisfied, and to acknowledge the manner in which payments in respect of such financing guarantees will be treated under the SHA.

1                                        INTERPRETATION

1.1                            In this Deed (and in the SHA to the extent it is amended by this Deed), the following terms shall have the following meanings:

Change of Control Event means the circumstances giving rise to any CoC Provision becoming triggered or actionable;

CoC Provision means any provision relating to or actionable as a result of a “change of control” (including any change of shareholding, board control and/or voting power) contained in any Approved Finance Document;

Escrow Agent means the Singapore branch of a reputable international bank designated by the Board;

Escrow Funds means, with respect to any Party, the funds deposited by such Party to the Escrow Account in accordance with paragraph 4;

Facility Agreement means the facility agreement dated 24 October 2014 relating to the financing of (i) hulls 541, 543 and 545 at Kanda Shipbuilding Co., Ltd., (ii) hulls 5855 and 5858 at Shin Kurushima Dockyard Co., Ltd. and (iii) hull 709 at Onomichi Dockyard Co., Ltd. and the documents ancillary thereto, being an Approved Finance;

Finance Guarantee means any guarantee and/or indemnity in favour of a Lender under the Facility Agreement to satisfy the whole or any part of any obligations owed to that

Lender in connection with the financing of any Shipbuilding Contract, including the indemnity in favour of the security agent under the Subordination Agreement; and

Lender means any third party debt financier of Approved Finance and/or any agent and/or trustee acting for and on behalf of such financier(s) (or any receiver and/or delegate).

Subordination Agreement means the subordination agreement dated 24 October 2014 between each Party as Creditor, the Borrower as Debtor and Crédit Agricole Corporate and Investment Bank as Security Agent.

1.2                            Capitalized words and expressions defined in this Deed shall have the same meanings in the SHA (to the extent it is amended by this Deed).

1.3                            Unless otherwise defined in this Deed, capitalized words and expressions used in this Deed shall have the meaning given to them in the SHA.

1.4                            Unless otherwise specified herein, all references in this Deed to a “Clause” shall refer to a Clause of the SHA.

2                                        AMENDMENT

2.1                            Effective as of the date hereof:

(a)                               the first reference to “Non-Defaulting Shareholder” in Clause 7.2.7 shall be changed to “Defaulting Shareholder”; and

(b)                              the first reference to “Lending Shareholder” in Clause 7.3.7 shall be changed to “Non-Lending Shareholder”;

(c)                               the paragraph above the table in Clause 7.1.3 shall be deleted in its entirety and replaced with the following:

“In addition to the Basic Equity Commitments, the Parties shall advance additional equity funding to the Company by way of a subscription for share capital pro rata to their respective outstanding Additional Equity Commitments from time to time, as and when requested by the Administration Manager in accordance with Clause 7.2.1, provided that each of the Party’s respective commitments under this Clause 7.1.3 shall not exceed the amounts set out in the table in this Clause 7.1.3 (with the applicable maximum amount being that amount set out in either column (1), (2) or (3) depending on the aggregate number of Shipbuilding Contracts to which Group Companies are party at the relevant time) and such increased amounts as the Parties may (i) unanimously agree in writing from time to time or (ii) be required to contribute to settle their respective Pro Rata Shares of any Finance Guarantee Claims following the utilization of the aggregate amount of USD 12 000 000 allocated in Clause 3.1 of this Deed for Shareholder Liquidity Support (Additional Equity Commitments). Additional Equity Commitments will be funded in accordance with Clause 7.2.”

(d)                             Clause 7.2.1.2 shall be deleted in its entirety and replaced with the following:

“to provide liquidity support to a Group Company to meet its payment obligations to a debt financier with respect to a Vessel, including, for the avoidance of doubt, the provision of a Finance Guarantee, the provision of any other guarantee in favour of a third party lender of Approved Finance to a Group Company and to enable such Group Company to fund cash collateral (such support, the Shareholder Liquidity Support); provided that (i) the aggregate Shareholder Liquidity Support shall not exceed USD 1,000,000 (one million) per Vessel plus any Additional Equity Commitments that are to be contributed by the Parties to settle any Finance Guarantee Claim and (ii) the aggregate Shareholder Liquidity Support shall not exceed, in respect of each Shareholder, that Shareholder’s Additional Equity Commitment (together, the Liquidity Commitment);”

(e)                               the parenthetical “(or in the case of Grindrod if there is only one Defaulting Shareholder that is an Investor)” shall be added immediately after “in the case of the Investors” in Clause 7.2.11.2(i);

(f)                                the parenthetical “(if Grindrod is the only Non-Defaulting Shareholder)” shall be added after “in the case of Grindrod” in Clause 7.2.11.2(ii);

(g)                              in Clause 7.1 of the form of Shareholders’ Loan Agreement attached as Schedule 3 to the SHA, the additional words “or, to the extent repayment of the amounts outstanding under this Agreement are prohibited by the terms of Approved Finance, 1 July 2020,” shall be inserted immediately following “1 January 2020”;

(h)                              the following proviso shall be added at the end of Clause 6.2 of the form of Shareholders’ Loan Agreement attached as Schedule 3 to the SHA: “provided that the Borrower shall not pay the Interest Charge in cash in accordance with this clause 6.2 if such payment is prohibited under the Facility Agreement or any other Approved Finance”; and

(i)                                  the parenthetical “(or when it would have been due but for operation of the proviso to clause 6.2 above)” shall be added immediately after “any portion of an Interest Charge that is not paid in cash when due and payable under this Agreement” in Clause 6.3 of the form of Shareholders’ Loan Agreement attached as Schedule 3 to the SHA.

3                                        GUARANTEE PAYMENTS

3.1                            The Parties hereby acknowledge and agree that in respect of the aggregate Additional Equity Commitments referred to in column (3) of the table in Clause 7.1.3 an amount of USD 12,000,000 (twelve million) shall be allocated toward Shareholder Liquidity Support in respect of Finance Guarantee Claims pursuant to this Deed and claims under any other guarantee of the obligations of a Group Company issued in favour of any third party lender of Approved Finance under which each of the Parties is directly liable and, notwithstanding anything to the contrary in Clause 7.1.3, shall not be used for any other purpose so long as the Finance Guarantees or any other guarantee of the obligations of a Group Company issued in favour of any third party lender under which each of the Parties is directly liable remain outstanding, and the balance (USD 17,000,000) shall be callable in cash for any other purpose permitted in Clause 7.2.1.

3.2                            The Parties and the Company acknowledge and agree that notwithstanding each Party is jointly and severally liable in favor of Lender(s) in respect of certain amounts under the Finance Guarantees, as between the Parties each Party is obliged to pay only such Party’s pro rata share of any claim under a Finance Guarantee (including, without limitation, in respect of enforcement and preservation costs, tax gross up, accrual of interest and/or currency indemnities, except to the extent a claim against a Party arises out of or relates to a breach by such Party of, or a default by such Party under, the applicable Finance Guarantee (or, in the case of a claim arising out of or relating to the indemnity under the Subordination Agreement, fault by such Party under the Subordination Agreement), in which case the breaching or defaulting Party (or Party at fault) shall be solely responsible for payment of the amount of such claim to the extent arising out of or relating to such a breach or default (or fault)) (a Finance Guarantee Claim) (such Party’s pro rata share of such Finance Guarantee Claim being based upon its respective Shareholding at the time of such claim being made and being referred to herein as its Pro Rata Share).

3.3                            Unless it is clear from the facts that a payment in respect of a Finance Guarantee Claim (a Finance Guarantee Payment) relates to one or more specific Vessels, such Finance Guarantee Payment shall be deemed to be pro rated equally against all Vessels financed (in whole or in part) with funds drawn down under the Facility Agreement and in respect of which any Group Company has entered into a Shipbuilding Contract at the relevant time which remain in the ownership of a Group Company at the relevant time.

3.4                            If a Party (a Claim Recipient) receives a Finance Guarantee Claim, it shall promptly notify the Administration Manager of such claim and provide it with copies of all relevant claim documents and the Administration Manager shall promptly prepare and circulate an Equity Commitment Notice which shall:

(a)                               specify: (i) the amount of the Finance Guarantee Claim; and (ii) any Finance Guarantee Payment that has already been or will be required to be made by the Claim Recipient, including the portion of such payment that exceeds such Claim Recipient’s Pro Rata Share (an Excess Payment);

(b)                              direct each Party to make a payment to the Lender(s) (by no later than the required date of payment under the relevant Finance Guarantee Claim) in an amount equal to such Party’s Pro Rata Share, provided that:

(i)                                  if the Claim Recipient has already made a Finance Guarantee Payment to the Lender(s) in respect of the relevant Finance Guarantee Claim, the Claim Recipient shall be deemed to have already funded such portion of its Pro Rata Share as is equal to its Finance Guarantee Payment; and

(ii)                              if the Claim Recipient has already made an Excess Payment to the Lender(s) in respect of the relevant Finance Guarantee Claim, the obligation of each other Party to pay its Pro Rata Share to the Lender(s) shall be reduced commensurately and each such Party shall be obliged to pay within 3 (three) Business Days to the Claim Recipient an amount equal to its pro rata share of the Excess Payment (based on the relative amount by which each of such Parties’ Finance Guarantee Payments in respect of this Finance Guarantee Claim falls short of their Pro Rata Shares).

3.5                            If a Party makes a Finance Guarantee Payment to the Lender(s) pursuant to paragraph 3.4 above, the amount of such payment shall be deemed to be a contribution towards such Party’s Basic Equity Commitment or Additional Equity Commitment (as applicable), and the relevant Owner shall be deemed to owe an amount to the Company equal to the amount of such payment.

3.6                            If a Party makes a payment to another Party in connection with a Finance Guarantee Payment by such other Party pursuant to paragraph 3.4(b)(ii) above, the amount of such payment shall be deemed to be a contribution towards such first Party’s Basic Equity Commitment or Additional Equity Commitment (as applicable), and such such other Party’s deemed contribution towards its Basic Equity Commitment or Additional Equity Commitment shall be reduced by the aggregate amount of all such payments received by it from such first Party.

3.7                            In the event that a Claim Recipient does not receive payment from another Party pursuant to paragraph 3.4(b)(ii) above, then such Claim Recipient may take such action(s) as it deems necessary to compel the other Party make such payment to the Claim Recipient.

3.8                            The Company and the relevant Party shall procure that each deemed contribution to a Party’s Basic Equity Commitment or Additional Equity Commitment is promptly documented into, as applicable, a Shareholder Loan, Preference Shares or A Shares (as appropriate) in accordance with Clause 7.2 (as amended by this Deed), mutatis mutandis (as if the relevant amount had been deposited to the Escrow Account in accordance with paragraph 4 below instead of paid to the Lender or another Party in accordance with paragraph 3.4 above and as if the funds had then been released from the Escrow Account to settle the subscription price for A Shares or purchase a Shareholder Loan or Preference Shares in accordance with paragraph 4.2, 4.5, 4.6 or 4.7, as applicable).

4                                        PROCEDURES IN RELATION TO EQUITY COMMITMENTS

Notwithstanding the provisions of Clause 7.2.2 to 7.2.8:

4.1                            Promptly following the delivery by the Administration Manager to the Parties of an Equity Commitment Notice in accordance with Clause 7.2.1, the Parties and the Company shall enter into an escrow agreement with the Escrow Agent on terms reasonably satisfactory to the Parties and consistent with this paragraph 4 (the Escrow Agreement) pursuant to which the Escrow Agent shall open an escrow account for the benefit of the Party or Parties that deposited the funds no later than 12 Business Days following receipt by the Parties of such Equity Commitment Notice (the Escrow Account).  Each of the Parties and the Company shall procure that the funds paid by a Party in respect of an Equity Commitment Notice be deposited within 15 Business Days of receipt of the Equity Commitment Notice in the Escrow Account and shall only be released in accordance with this paragraph 4.  The fees and expenses of the Escrow Agent shall be borne by the Company.  Notwithstanding the foregoing, in the event that all Parties agree to fund their respective Equity Commitment Amount at the same time prior to the execution of the Escrow Agreement and that each Party obtains from the other satisfactory assurance that such funding will occur, then all Parties shall fund their respective Equity Commitment Amount directly to the Company in lieu of entering into an Escrow Agreement as contemplated by this paragraph 4.1.

4.2                            If each Party fully funds its Equity Commitment Amount to the Escrow Account (or directly to the Company as contemplated by the last sentence of paragraph 4.1 above) within 15 Business Days of receipt of an Equity Commitment Notice (or such shorter period as may be agreed from time to time) (the Capital Call Period), each Party shall be deemed to have subscribed for, and the Company shall promptly issue to each such Party, A Shares at the price per share of USD 1.00 in the case of an Investor or in the case of Grindrod at such price per share as will enable Grindrod to achieve the “free carry” of 2.5% in accordance with Clause 5.1.5, with the Escrow Funds deposited to the Escrow Account by such Party (or the funds advanced directly to the Company as contemplated by the last sentence of paragraph 4.1 above) being used to settle the subscription price therefore.

4.3                            If there is a Shortfall at the end of the Capital Call Period:

(a)                               the Escrow Funds deposited by each Non-Defaulting Shareholder and held in the Escrow Account shall remain in the Escrow Account until such time as they are used to settle the subscription price for A Shares in accordance with paragraph 4.5 or 4.7 below or to purchase a Shareholder Loan (or settle the subscription price for Preference Shares, as applicable) in accordance with paragraph 4.6 below or otherwise until they are released back to the applicable Party in accordance with paragraph 4.8 below;

(b)                              notwithstanding the 15 Business Day period stipulated in Clause 7.2.4, each of the Parties and the Company shall (to the extent it is within its power to do so) procure that the Administration Manager shall within 3 Business Days of the end of the Capital Call Period deliver to each Non-Defaulting Shareholder a written notice (a Default Notice) setting out:

(i)                                  the amount of the Shortfall; and

(ii)                              the total number of A Shares that each Non-Defaulting Shareholder would subscribe for if  such Non-Defaulting Shareholder:

(A)                          does not contribute towards the Shortfall (or fails to make a Shortfall election);

(B)                           contributes its pro rata share of the Shortfall; and

(C)                           contributes 100% of the Shortfall,

in each case calculated in accordance with: (x) the price per share specified in either Clause 7.2.2, Clause 7.2.5 or Clause 7.2.7 (as applicable) with (in the case of Clause 7.2.5 and Clause 7.2.7) Adjusted NAV being determined as at the time of expiry of the Capital Call Period; and (y) Clause 14.10 (as applicable, the Applicable Calculation Methodology); and

(c)                               each Non-Defaulting Shareholder may by written notice to the Company within 15 Business Days of receiving a Default Notice:

(i)                                  elect not to contribute its pro rata share of the Shortfall and, subject to paragraphs 4.5, 4.6 and 4.8 below (as applicable), elect to have the Escrow Funds deposited by it to the Escrow Account used to:

(A)                          settle the subscription price for A Shares at a price per share of USD 1.00 in the case of an Investor or in the case of Grindrod at such price per share as will enable Grindrod to achieve the “free carry” of 2.5% in accordance with Clause 5.1.5; or

(B)                           purchase a Shareholder Loan (or, if a Preference Share Election has been made in accordance with Clause 7.12, Preference Shares) in accordance with paragraph 4.6  below (provided that if (x) the relevant Lenders under the Facility Agreement have not approved in writing such a Shareholder Loan or Preferences Shares in substitution for a subscription for A Shares or (y) an election under paragraph 4.3(c)(i)(A) together with the elections by all other Non-Defaulting Shareholders under any of paragraphs 4.3(c)(i)(A), 4.3(c)(ii)(A) and 4.4 would not give rise to a Change of Control Event, then such election under this paragraph 4.3(c)(i)(B) will be treated for purposes of this Deed as an election under paragraph 4.3(c)(i)(A)); or

(ii)                              elect to contribute its pro rata share of the Shortfall in which case it shall within 15 Business Days of  receiving the Default Notice deposit to the Escrow Account an additional amount equal to its pro rata share of the Shortfall and, subject to paragraph 4.8 below and payment of the pro rata share of the shortfall into the Escrow Account within the allowed time, the Escrow Funds deposited by it to the Escrow Account (including its pro rata share of the Shortfall) shall be used, at its election (such election to be made in the written notice referred to in the opening clause of this paragraph 4.3 (c)), to:

(A)                          settle the subscription price for A Shares in accordance with paragraph 4.7 below; or

(B)                           purchase a Shareholder Loan (or, if Preference Share Election has been made in terms of Clause 7.12, Preference Shares) in accordance with paragraph 4.6 below (subject to the relevant Lenders under the Facility Agreement approving in writing such a Shareholder Loan or Preference Shares in substitution for a subscription for A Shares).

4.4                            For the avoidance of doubt, if there are two Non-Defaulting Shareholders, then the provisions of Clauses 7.2.9 and 7.2.10 shall apply; provided that if any Non-Defaulting Shareholder elects to contribute the entire amount of the Shortfall in accordance with Clause 7.2.9, then such Non-Defaulting Shareholder shall deposit such additional amount to the Escrow Account as to make up the entire Shortfall and such amount shall be treated as part of such Non-Defaulting Shareholder’s Escrow Funds hereunder.

4.5                            If a Non-Defaulting Shareholder (i) makes an election pursuant to paragraph 4.3(c)(i)(A) above or fails to make an election or (ii) makes an election pursuant to paragraph 4.3(c)(i)(B) above but either or both clause (x) and / or clause (y) of the proviso to such paragraph 4.3(c)(i)(B) applies, then, subject to paragraph 4.8 below, such Non-Defaulting Shareholder shall promptly subscribe for, and the Company shall promptly issue to such Non-Defaulting Shareholder, A Shares at a price per share of USD 1.00 in the case of an Investor or in the case of Grindrod at such price per share as will enable Grindrod to achieve the “free carry” of 2.5% in accordance with Clause 5.1.5, with the Escrow Funds deposited to the Escrow Account by such Non-Defaulting Shareholder being used to settle the subscription price therefore.

4.6                            If a Non-Defaulting Shareholder makes an election pursuant to paragraph 4.3(c)(i)(B) (and neither clause (x) nor clause (y) of the proviso to paragraph 4.3(c)(i)(B) applies) or paragraph 4.3(c)(ii)(B) above then, subject to paragraph 4.8, the Company shall promptly issue to such Non-Defaulting Shareholder a Shareholder Loan (or Preference Shares as applicable) and the Company and such Non-Defaulting Shareholder shall procure that such Non-Defaulting Shareholder’s Shortfall contribution (if any) is made by way of a Shareholder Loan, with the Escrow Funds deposited to the Escrow Account by such Non-Defaulting Shareholder being used to pay the purchase price of such Shareholder Loan.

4.7                            If a Non-Defaulting Shareholder (i) makes an election pursuant to paragraph 4.3(c)(ii)(A) above or (ii) makes an election pursuant to paragraph 4.3(c)(ii)(B) above but the relevant Lenders under the Facility Agreement have not approved in writing the issuance of a Shareholder Loan in substitution for a subscription for A Shares in accordance with such paragraph, then in the case of (i) or (ii), subject to paragraph 4.8 below, such Non-Defaulting Shareholder shall promptly subscribe for, and the Company shall promptly issue to such Non-Defaulting Shareholder, A Shares (applying the Applicable Calculation Methodology) and such Non-Defaulting Shareholder’s Shortfall contribution shall be made by way of subscription for A Shares (applying the Applicable Calculation Methodology), with the Escrow Funds deposited to the Escrow Account by such Non-Defaulting Shareholder being used to settle the subscription price therefore.

4.8                            In the event that:

(a)                               a Non-Defaulting Shareholder (but for the applicability of this paragraph 4.8) is to subscribe for A Shares pursuant to paragraph 4.5 or 4.7 but such subscription would result in a Change of Control Event; or

(b)                              a Non-Defaulting Shareholder (but for the applicability of this paragraph 4.8) is to purchase a Shareholder Loan pursuant to paragraph 4.6 but the relevant Lenders under the Facility Agreement have not consented in writing to the making of a Shareholder Loan (or as applicable the issue of Preference Shares) in substitution for a subscription for A Shares, then in the case of (a) or (b), the Company and the Parties shall negotiate with the relevant Lenders and cooperate in good faith to obtain (and, to the extent within their power, will procure that any other relevant obligors under the relevant Approved Finance Documents will negotiate in good faith and execute any documents as may be reasonably necessary to obtain) (i) a consent or waiver from the relevant Lenders such that the relevant CoC Provision would not be triggered or actionable and/or (as applicable) (ii) a consent  from the relevant Lenders under the Facility Agreement permitting the making of a Shareholder Loan (or as applicable the issue of Preference Shares) in substitution for a subscription for A Shares.  If the consent or waiver described in the foregoing sentence is obtained at any time on or prior to the date that is 90 days following the last day of the Capital Call Period (the Escrow Release Date), then the Parties and the Company shall direct the Escrow Agent to release the Escrow Funds as soon as practicable thereafter to the Company and such funds shall be applied to settle the subscription price for the relevant A Shares or the purchase price for the relevant Shareholder Loan (or Preference Shares), as applicable.  If such consent or waiver is not obtained on or prior to the Escrow Release Date, then the Parties and the Company shall direct the Escrow Agent to remit the Escrow Funds back to the Party or Parties that deposited such funds to the Escrow Account; provided that each Non-Defaulting Party that has elected to subscribe for A Shares shall be entitled to elect, at any time during the five-day period prior to the Escrow Release Date, to have its Escrow Funds applied to the subscription for A Shares notwithstanding that it may result in a Change of Control Event (in which case the Escrow Funds shall be released to the Company and applied to settle the subscription price for the relevant A Shares).  Notwithstanding anything to the contrary in this paragraph 4.8, in the event that the Lenders under the Facility Agreement issue a notice of default, then the Parties and the Company shall direct the Escrow Agent to remit the Escrow Funds back to the Party or Parties that deposited such funds to the

Escrow Agreement.  For the avoidance of doubt, return of funds to a Party pursuant to this paragraph 4.8 shall be without prejudice to the Parties’ obligation to fund their respective Basic Equity Commitment and Additional Equity Commitment.

5                                        MISCELLANEOUS

5.1                            To the extent that any Approved Finance grants discretion to the lending shareholder of any Shareholder Loan, Guarantee Loan or Demand Loan to determine whether such loan shall or shall not be subordinated to such Approved Finance, that determination may be made by the relevant lending Shareholder acting alone.

All Parties acknowledge and agree that in all issues of Shares in respect of Equity Commitments, without double counting, Grindrod is to receive a 2.5% “free carry” shareholding in the Company pursuant to, and in accordance with, Clause 5.1.5.

5.2                            All Parties hereby acknowledge and irrevocably agree that, for purposes of Clause 19.2, a Change of Control alone shall not constitute reasonable grounds for withholding consent to a transfer of Securities occurring after delivery of the last of the Vessels to the relevant Group Company.

5.3                            The Parties hereby acknowledge and agree that, without limiting any of Grindrod’s (or any other Party’s) obligations, covenants or agreements in the SHA (as amended by this Deed), an event of default by Grindrod (or any other Party) under the Facility Agreement or any other financing in connection with the Shipbuilding Contracts whether directly or by way of cross default (other than a failure by Grindrod (or such other Party) to pay its Pro-Rata Share under a Finance Guarantee), does not constitute a breach or default by Grindrod (or such other Party) under the SHA. A failure by any Party to pay its Pro-Rata Share under a Finance Guarantee shall constitute a breach of the SHA.

5.4                            The SHA is amended by the terms of this Deed and all terms of the SHA not amended by this Deed shall continue in full force and affect as set out in the SHA.  In the event of any conflict between the terms of the SHA and this Deed, the terms of this Deed shall prevail.

5.5                            Each of the Company and the Parties undertakes to execute and deliver all such documents and perform such acts as may be required for the purpose of giving full effect to the terms of this Deed.

5.6                            Clauses 23 (Confidentiality), 28 (Assignment), 34 (No Partnership) and 38 (Governing Law) of the SHA are deemed to be incorporated herein mutatis mutandis and shall apply hereto as if repeated in this Deed in full but with such amendments as are necessary to give effect to such provisions within the context of this Deed.

IN WITNESS WHEREOF, the parties have executed this Deed of Amendment as of the date first above written.

EXECUTED as a DEED by REGIMENT CAPITAL LTD., acting by Regiment Capital Management, LLC, as its Investment Advisor:

Regiment Capital Management, LLC acting by	/s/ Mark A. Brostowski

and

being a person who, in accordance with the laws of the territory in which the Regiment Capital Management, LLC is incorporated is acting under the authority of the Regiment Capital Management, LLC

Authorised Signatory	/s/ Mark A. Brostowski

Authorised Signatory

Signed and delivered as a Deed by	)
SANKATY EUROPEAN	)
INVESTMENTS III S.À R.L.	)
acting by:		sign here:

/s/ Myleen Basilio /s/ Sally Fassler

print name:
In the presence of:

Witness signature:		Witness sign here:
/s/ Grindale Gamboa /s/ Jordan Brown

Witness name:		print name:

Witness address:

Signed and delivered as a Deed by	)
GRINDROD SHIPPING PTE. LTD.	)
acting by:	)
sign here:
/s/ Martyn Richard Wade

Martyn Richard Wade
In the presence of:

Witness signature:		Witness sign here:
/s/ Yvette Renee Kingsley-Wilkins

Witness name:		Yvette Renee Kingsley-Wilkins

Witness address:		200 Cantonment Road
#03-01 Southpoint
Singapore
089763

Witness occupation:		Company Secretary

)
Signed and delivered as a Deed by	)
IVS BULK PTE. LTD.	)
acting by:		sign here:

/s/ Carl David Ackerley

Carl David Ackerley
In the presence of:

Witness signature:		Witness sign here:

/s/ Yvette Renee Kingsley-Wilkins

Witness name:		Yvette Renee Kingsley-Wilkins

Witness address:		200 Cantonment Road
#03-01 Southpoint
Singapore
089763

Witness occupation:		Company Secretary